Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road, Sandown,
Sandton, 2196
Postnet Suite 252
Tia Jenkins	Private Bag X30500
Senior Assistant Chief Accountant	Houghton, 2041
Office of Beverages, Apparel and Mining	South Africa
United States Securities and Exchange Commission
Division of Corporation Finance	Tel +27 11 562-9700
100 F Street, N.E.	www.goldfields.co.za
Washington D.C. 20549 - 7010

July 10, 2014

By Facsimile and EDGAR

Dear Ms. Jenkins,

Re:	Gold Fields Limited
Form 20-F for the year ended December 31, 2013
Filed on April 25, 2014
File No. 001-31318

We refer to your comment letter (the “Comment Letter”) dated June 23, 2014 setting forth the comments of the (“Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) on the above referenced Form 20-F (the “2013 Form 20-F”) of Gold Fields Limited (the “Company”). For your convenience, we have set forth below the text of the Staff’s comments, followed in each case by our response.

Form 20-F for the Year Ended December 31, 2013

General

1	The Current Fiscal Year End field in the Company Data section of EDGAR is blank. Please revise it to reflect your fiscal year end.

Response

The Company acknowledges the Staff’s comment and has revised the Company Data section of EDGAR by reflecting the fiscal year end.

Directors: C A Carolus (Chair), N J Holland†** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), K Ansah#, A R Hill•, R P Menell, D N Murray,

D M J Ncube, G M Wilson

†British, •Canadian, #Ghanaian, ** Executive Director

Company Secretary: TL Harmse

Item 5: Operating and Financial Review and Prospects

All-in Sustaining and All-in Cost, page 123

2	When production costs are presented here or elsewhere in the filing, please clearly indicate in future filings that they exclude depreciation and amortization.

Response

The Company acknowledges the Staff’s comment and will indicate in future filings that production costs exclude depreciation and amortization.

Results of Operations, page 140

Years Ended December 31, 2013 and December 31, 2012, page 140

Costs and Expenses, page 141

3	You present a production costs line item and a total production costs line item. While these titles appear to be very similar, there are numerous adjustments necessary to reconcile the related amounts. In future filings, please revise the titles used for these line items here and elsewhere throughout the filing to more clearly convey the nature of each line item. Please provide us your proposed revisions.

Response

The Company acknowledges the Staff’s comment. The Company has historically calculated total production costs using guidance provided by the Gold Institute, however, as stated in the 2013 Form 20-F (pages i, 121, 123, 127, 141), from fiscal 2014 onwards, the Company will exclusively report its costs in accordance with the new World Gold Council definition for all-in-sustaining costs (AISC) and all-in-cost (AIC) and therefore will no longer use or refer to the line item total production costs.

The production costs line item is the starting point for AISC and AIC but the line item total production costs will no longer be used in future filings, as it related to the cash cost reconciliation. As noted in the response to comment 2 above, future filings will indicate that production costs exclude depreciation and amortization.

Item 18. Financial Statements, page 266

Consolidated Statements of Operations, page F-3

4	Please tell us how you determined that royalties should appropriately be included in other (expenses)/income, which includes line items that appear to be non-operating in nature, instead of the category of costs and expenses that consists of items of an operational nature.

Response

The Company acknowledges the Staff’s comment. The Company considers royalties to be similar to taxes as they are levied by a government and collected by the respective revenue authorities. The Company has presented royalties separately as a stand-alone line item as it is significant in discussions with governments and their agencies, as well as investors and analysts.

Royalties are also included in calculating key performance metrics such as AIC, AISC and cash costs.

The Company notes that royalties could be included in the category of costs and expenses to better reflect the operating nature of the line item. The Company will therefore include royalties as a stand-alone line item in the category of costs and expenses in future filings.

Notes to the Consolidated Financial Statements, page F-9

Note 7. Income and Mining Tax Expense, page F-25

5	As discussed on page F-27 in footnote (3), you identified an understatement in the calculation of your deferred tax liabilities related to your Cerro Corona operations in Peru. It appears this adjustment increased your net loss from continuing operations attributable to Gold Fields shareholders by 11% in 2013, plus the effect of not recording the $29.5 million cumulative adjustment as of December 31, 2012 as an expense in 2012 resulted in your net income from continuing operations attributable to Gold Fields shareholders being 10% higher than it would have been if you had recorded it in that period. Please tell us in detail how you determined these errors were not material, including your evaluation of the quantitative and qualitative factors. Please also tell us how you separately considered the effect of other known errors in each period presented as a part of your materiality assessment. If you had recorded the $29.5 million adjustment in 2012, please also tell us:

•	How the Cerro Corona segment’s earnings or trends would have been affected;

•	Whether analyst expectations would have been met in 2012;

•	Whether compliance with regulatory requirements would be affected;

•	Whether compliance with loan covenants or other contractual requirements would be affected; and

•	How management’s compensation would be affected.

Refer to SAB Topics 1:M and 1:N.

Response

Background

In connection with the preparation of the consolidated financial statements for the year ended December 31, 2013, the Company identified an understatement in the calculation of its deferred tax liabilities related to its Cerro Corona operations in Peru. Deferred tax amounting to $29.5 million was incorrectly recognised in prior years on the basis differences related to foreign nonmonetary assets and liabilities that are re-measured from the local currency (Peruvian Nuevo Sol) into the functional currency (US Dollar) (ASC paragraph 740-10-25-3). As a result, the deferred tax liability at December 31, 2012 was understated by $29.5 million (the “Deferred Tax Error”).

The cumulative Deferred Tax Error at the end of 2012 was $29.5 million (2011: $16.0 million). The Deferred Tax Error has been increasing annually since 2007 to 2012 as the US$ has been depreciating against the Peruvian Nuevo Sol (gradually from Sol/$3.06 in 2007 to Sol/$2.55 in 2012).

Materiality

The Company’s management (the “Management”), in consultation with the Company’s Audit Committee, evaluated the materiality of the Deferred Tax Error in light of the materiality concepts outlined in SAB Topics 1:M prior to filing the 2013 Form 20-F. The guidelines in SAB Topics 1:M state:

•	“A matter is “material” if there is a substantial likelihood that a reasonable person would consider it important.”

•	“The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgement of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.”

•	“…. A fact is material if there is – a substantial likelihood that the …fact would have been viewed by the reasonable investor as having altered the “total mix” of information made available.”

In applying the above concepts, Management considered both quantitative and qualitative factors in assessing the materiality of the Deferred Tax Error, both individually and in aggregate with other known errors.

Quantitative assessment

Individual assessment

The magnitude of the Deferred Tax Error in percentage terms of profitability for 2013 and 2012 was as follows:

	2013		2012
	Rollover method[1]		Iron curtain method		Rollover method
	($ million)	(%)	($ million)	(%)	($ million)	(%)
Deferred Tax Error	29.5		29.5		13.5

(Loss)/income from continuing operations	(286.6)	10.2	290.2	10.1	290.2	4.7

Net (loss)/income	(266.1)	11.0	652.5	4.5	652.5	2.1

In 2013, the Deferred Tax Error was 10.2% expressed as a percentage of (loss)/income from continuing operations and 11.0% expressed as a percentage of net loss.

In 2012, the Deferred Tax Error was 10.1% expressed as a percentage of (loss)/income from continuing operations and 4.5% expressed as a percentage of net loss on the Iron curtain method. The Deferred Tax Error was 4.7% expressed as a percentage of (loss)/income from continuing operations and 2.1% expressed as a percentage of net income on the Rollover method.

[1]	The Deferred Tax Error had no impact on 2013 using the Iron curtain method as the statement of financial position was correct as of December 31, 2013.

Aggregate assessment

The magnitude of the Deferred Tax Error, in aggregate with other known errors, in percentage terms of profitability for 2013 and 2012 was as follows:

	2013				2012
	Iron curtain method		Rollover method		Iron curtain method		Rollover method
	($ million)	(%)	($ million)	(%)	($ million)	(%)	($ million)	(%)
Deferred Tax Error [1]	—		29.5		(29.5)		(13.5)
Impact of other known errors – continuing operations	(15.9)		(7.2)		(7.8)		(10.9)

Aggregate errors impacting continuing operations	(15.9)		22.3		(37.3)		(24.4)

(Loss)/income from continuing operations	(286.6)	5.5	(286.6)	7.8	290.2	12.8	290.2	8.4

Aggregate errors impacting continuing operations (per above)	(15.9)		22.3		(37.3)		(24.4)
Aggregate errors impacting discontinued operations	—		(4.3)		16.1		0.1

Aggregate errors	(15.9)		18.0		(21.2)		(24.3)

Net (loss)/income	(266.1)	6.0	(266.1)	6.8	652.5	3.2	652.5	3.7

In 2013, the aggregate errors were 5.5% expressed as a percentage of (loss)/income from continuing operations and 6.0% expressed as a percentage of net loss on the Iron curtain method. The aggregate errors were 7.8% expressed as a percentage of (loss)/income from continuing operations and 6.8% expressed as a percentage of net income on the Rollover method.

In 2012, the aggregate errors were 12.8% expressed as a percentage of (loss)/income from continuing operations and 3.2% expressed as a percentage of net loss on the Iron curtain method. The aggregate errors were 8.4% expressed as a percentage of (loss)/income from continuing operations and 3.7% expressed as a percentage of net income on the Rollover method.

From the individual quantitative assessment, the relative magnitude of the Deferred Tax Error may suggest that the Deferred Tax Error was material when expressed as a percentage of (loss)/income from continuing operations in both 2013 and 2012 and when expressed as a percentage of net loss in 2013. From the aggregate quantitative assessment, the relative magnitude of the aggregate errors may also suggest that the errors in aggregate were material in 2012 when expressed as a percentage of (loss)/income from continuing operations based on the Iron curtain method.

In order to fully assess the materiality of the errors, both individually and in aggregate, a qualitative assessment was performed to assess the factors that may indicate whether or not the Deferred Tax Error, individually and in aggregate with other known errors, was reasonably likely to be important or material to investors given the relative magnitude of the errors.

Qualitative assessment

Management considered the following qualitative factors relating to the Deferred Tax Error, both individually and in aggregate with other known errors:

(i)	Does the misstatement arise from an item capable of precise measurement or from an estimate –

Individually

The Deferred Tax Error could be reliably measured.

Aggregate

Certain of the other known errors were based on estimates. Although based on estimates, given the facts and circumstances relating to such estimates, Management respectfully believes it is unlikely that changes in the estimates would significantly impact the materiality assessment, both quantitatively and qualitatively.

(ii)	Does the misstatement mask a change in earnings or other trends –

Individually and in aggregate

•	2013: Loss from continuing operations and net loss for the year would remain a loss irrespective of the Deferred Tax Error, individually and in aggregate with other known errors; and

•	2012: Income from continuing operations and net income for the year would remain income irrespective of the Deferred Tax Error, individually and in aggregate with other known errors.

As the Deferred Tax Error impacts only the income and mining tax expense line item, income/(loss) before tax and operating trends were not impacted by the Deferred Tax Error in 2012 and 2013.

The Deferred Tax Error, individually and in aggregate with other known errors, did not mask a change in earnings or other trends.

(iii)	Does the misstatement hide a failure to meet analysts’ consensus expectations for the entity –

Individually

As per the guidance provided by Management to the market (none of which is based on US GAAP financial information) as well as other financial information published (for example quarterly and annual IFRS financial information), the Deferred Tax Error did not exist under IFRS and did not impact any of the key performance/financial metrics considered most important to analysts. Management’s quarterly results presentations and calls with investors and analysts discuss the quarterly IFRS financial results, which include guidance to the market. These presentations and calls do not discuss US GAAP financial information. As a result, management respectfully believes that the analysts place most reliance on the Company’s quarterly IFRS financial results as they are published on a quarterly basis and are considered most relevant and up-to-date information, and are used by analysts to set expectations of the Company’s financial performance.

In the gold industry, analysts primarily focus on production and revenues as well as the costs of production, both operating and capital. To this end, Management discloses a number of performance metrics to the market, including non-gaap measures such as total production costs, cash costs, notional cash expenditure, AISC and AIC (in terms of both IFRS and US GAAP). None of these key performance/financial metrics are impacted by the income and mining tax expense line item, therefore, the Deferred Tax Error did not impact any of the key performance/financial metrics on which the Company and Management are generally measured by analysts.

Income/(loss) before tax and other operating trends were not impacted by the Deferred Tax Error.

The 2012 net income of $652.5 million published in the previously-issued 2012 financial statements was not split between continued and discontinued operations. Management expects that analysts would have used this earnings number to compare against their expectations in 2012. The Deferred Tax Error as a percentage of net income of $652.5 million represented 4.5% and 2.1%, on the Iron curtain and Rollover methods, respectively, in 2012. Therefore, had the Deferred Tax Error been adjusted for in 2012, it is unlikely that the magnitude by itself would have impacted analysts’ consensus expectation.

Investors and analysts would generally only place significant emphasis on the tax line if there was a change in fiscal regimes in which the Company operates which resulted in the Company becoming liable for higher or lower tax payments. The Deferred Tax Error was a direct result of the application of a US GAAP accounting principle and not a result of changes in fiscal regimes. It was also a non-cash item.

As a result, Management respectfully does not believe that the Deferred Tax Error masked a failure to meet analysts’ consensus expectations in 2012 and 2013.

Aggregate

The majority of the other known errors did not impact key performance/ financial metrics. Although, certain of the other known errors did, Management respectfully believes that the impact thereof would not have changed the trends of such metrics or analysts’ consensus expectations in 2012 and 2013.

The 2012 net income of $652.5 million published in the previously-issued 2012 financial statements was not split between continued and discontinued operations. Management expects that analysts would have used this earnings number to compare against their expectations in 2012. The Deferred Tax Error, in aggregate with other known errors, as a percentage of net income of $652.5 million represented 3.2% and 3.7%, on the Iron curtain and Rollover methods, respectively, in 2012. Therefore, it is unlikely that the magnitude of the aggregate errors by themselves would have impacted analysts’ consensus expectation.

(iv)	Does the misstatement change a loss into an income or vice versa –

Individually and in aggregate

The misstatement did not change a loss into an income in 2013, nor an income into a loss in 2012. Please refer to paragraph (ii) (“Does the misstatement mask a change in earnings or other trends”) above.

(v)	Does the misstatement relate to a segment of the business that has been identified as playing a significant role in the operations or profitability –

Individually

The Group had eight segments in 2012 (including two related to the discontinued operations) and eight in 2013 (excluding the two related to the discontinued operations). The Deferred Tax Error relates to the Cerro Corona segment.

The segment results of the Company included in Note 26 to the financial statements have been prepared and presented based on Management’s reporting format. The Company prepares its financial records in accordance with IFRS, and such IFRS information by segment is what the Company’s chief operating decision maker reviews in allocating resources and making investment decisions. The segment information in total is reconciled to the US GAAP financial statement items. The Deferred Tax Error was US GAAP specific and did not impact the IFRS financial statements. As the segment information was presented in terms of IFRS, the Deferred Tax Error did not impact the Cerro Corona segment’s earnings or trends in 2013 or 2012.

In addition, segment information presented and discussed in Item 5: Operating and Financial Review and Prospects, was based on cost information which excludes taxes, therefore, the Deferred Tax Error did not impact the financial information disclosed in Item 5 related to the Cerro Corona segment.

Aggregate

No, the errors related to various segments and did not affect the earnings or other trends, including key performance/financial metrics, of each of the segments affected.

(vi)	Does the misstatement affect compliance with regulatory requirements –

Individually and in aggregate

No, Management respectfully does not believe that the Deferred Tax Error, individually or in aggregate with other known errors, affected any regulatory requirements, including compliance with tax legislation.

(vii)	Does the misstatement affect compliance with loan covenants or other contractual requirements –

Individually

No, Management respectfully does not believe that the Deferred Tax Error affected loan covenants or other contractual requirements. The Company’s loan covenants are based on EBITDA and interest cover ratios. The Deferred Tax Error did not impact the EBITDA or interest cover ratios. In addition, loan covenants are based on the Company’s IFRS financial statements.

Individually and in aggregate

The Company had significant headroom in complying with its debt covenants in 2012 and 2013, and the Deferred Tax Error, both individually and in aggregate with other known errors, would not have affected compliance.

(viii)	Does the misstatement have the effect of increasing management compensation –

Individually and in aggregate

No, the Deferred Tax Error, individually or in aggregate with other known errors, did not affect management compensation. Management compensation is based on safety, production, notional cash expenditure, the growth portfolio and development/waste metres mined. Net income/(loss) is not used in calculating management compensation. Financial information used to calculate management compensation is also based on the Company’s IFRS financial statements.

(ix)	Did management intentionally misstate the 2013 or 2012 financial statements to “manage” reported earnings –

Individually

No, the Deferred Tax Error was unintentional and Management did not correct the Deferred Tax Error in 2013 to “manage” previously reported 2012 earnings as opposed to correcting the Deferred Tax Error in 2012. Management corrected the Deferred Tax Error as soon as they became aware of it. In addition, refer to paragraphs (ii) (“Does the misstatement mask a change in earnings or other trends”) and (iii) (“Does the misstatement hide a failure to meet analysts’ consensus expectations for the entity”) above.

Aggregate

No, none of the errors were the result of Management’s intention to “manage” reported earnings.

(x)	Does the misstatement involve concealment of an unlawful transaction –

Individually and in aggregate

No, the errors did not involve an unlawful transaction or its concealment.

Other considerations

Management also considered the impact of the Deferred Tax Error, both individually and in aggregate with other known errors on the individual financial statement captions in the other primary financial statements and concluded that it is not material, both quantitatively and qualitatively, to the other primary financial statements.

Conclusion

Management concluded, after considering the total mix of information (both quantitatively and qualitatively) surrounding the facts and circumstances related to the Deferred Tax Error and other known errors, both individually and in aggregate, that:

•	correcting the Deferred Tax Error in 2013 as opposed to 2012 did not result in a material misstatement;

•	the 2012 financial statements, as previously issued, were not materially misstated; and

•	the 2013 financial statements were not materially misstated.

Impact of recording the $29.5 million adjustment in 2012

In response to the Staff’s specific questions on the impact of recording the Deferred Tax Error in 2012, the Company notes the following:

(a)	How the Cerro Corona segment’s earnings or trends would have been affected –

The Company respectfully submits that there would be no impact. Please refer to paragraph (v) (“Does the misstatement relate to a segment of the business that has been identified as playing a significant role in the operations or profitability”) above for further discussion.

(b)	Whether analyst expectations would have been met in 2012;

Based on the analysis outlined in the qualitative assessment in paragraph (iii) (“Does the misstatement hide a failure to meet analysts’ consensus expectations for the entity”) above, Management respectfully submits that there would be no impact on analysts’ expectations.

(c)	Whether compliance with regulatory requirements would be affected;

Management respectfully believes that there would be no impact. Please refer to paragraph (vi) (“Does the misstatement affect compliance with regulatory requirements”) above for further discussion.

(d)	Whether compliance with loan covenants or other contractual requirements would be affected;

Management respectfully believes that there would be no impact. Please refer to paragraph (vii) (“Does the misstatement affect compliance with loan covenants or other contractual requirements”) above for further discussion.

(e)	How management’s compensation would be affected.

The Company respectfully submits that there would be no impact. Please refer to paragraph (viii) (“Does the misstatement have the effect of increasing management compensation”) above for further discussion.

Note 26. Geographical and Segment Information, page F-67

6	It appears the amounts presented in the company total columns for the operating profit and net operating profit/(loss) line items may exclude certain items that are operating expenses. In future filings, please revise the titles used for these line items to more clearly convey what they currently represent or ensure that all operating expenses are included in the company total columns for these line items. If you choose to ensure that all operating expenses are included, please also provide us with a reconciliation of (a) the company total operating profit amounts in Note 26 and (b) revenues less costs and expenses on page F-3 for each period presented. The revised titles chosen for these two line items should also clearly state that one excludes amortization and depreciation to convey clearly the differences between the two line items. Please provide us your revised disclosures.

Response

The Company acknowledges the Staff’s comment.

The segment results have been prepared and presented based on Management’s reporting format. The Company prepares its financial records in accordance with IFRS and such IFRS information by segment is what the Company’s chief operating decision maker reviews in allocating resources and making investment decisions.

The Company has reconciled the segment report utilizing the IFRS reporting format reflecting the IFRS financial statement captions.

In future filings, the Company will clearly convey what the Company total columns for the operating profit and net operating profit/(loss) line items represent (i.e. what is excluded from the line items) by adding footnotes to those captions. The Company will revise future disclosures as follows:

	Fiscal Year Ended December 31, 2013
	Total per IFRS	Reclassifications	Reconciling items	Total per US GAAP
Statement of operations – continuing operations
Revenue	2906.3	—	—	2906.3
Operating costs (excluding amortization and depreciation)(1), (4)	(1678.7)	(74.7)	(162.4)	(1915.8)
Gold inventory change(4)	11.8	—	(1.2)	10.6

Operating profit(2), (4)	1239.5	(74.7)	(163.6)	1001.1
Amortization and depreciation(4)	(610.9)	—	42.4	(568.5)

Net operating profit/(loss)(3), (4)	628.6	(74.7)	(121.2)	432.6

Exploration expenditure	(65.9)	(7.2)	(4.8)	(77.9)
Feasibility and evaluation	(47.7)	—	(20.3)	(68.0)
Finance expense	(69.5)	2.4	(5.3)	(72.4)
Investment income	8.5	—	—	8.5
Asset impairments and write-offs	—	(797.7)	582.4	(215.3)
(Profit)/loss on disposal of property, plant and equipment	1.6		8.6	10.2
Other items as detailed in statement of operations	(961.8)	877.2	(5.3)	(89.8)
Royalty	(90.5)	—	—	(90.5)
Current taxation	(161.3)	—	(3.8)	(165.1)
Deferred taxation	181.4	—	(122.0)	59.4

(Loss)/income before impairment of investment in equity investee, share of equity investees’ losses and discounted operations	(576.7)	—	308.4	(268.2)

Notes:

(1)	Operating costs for continuing operations for management reporting purposes includes: Corporate expenditure - $39.4 million, Accretion expense on provision for environmental rehabilitation - $10.4 million and Employee termination costs - $35.5 million which are not included in production costs under U.S. GAAP. In addition, gold inventory change is included in production costs under U.S. GAAP.
(2)	Operating profit is stated before amortization and depreciation, exploration expenditure, feasibility and evaluation, asset impairments and write-offs, (profit)/loss on disposal of property, plant and equipment and royalty.

(3)	Net operating profit/(loss) is stated before exploration expenditure, feasibility and evaluation, asset impairments and write-offs, (profit)/loss on disposal of property, plant and equipment and royalty.
(4)	This caption is based on captions used in the IFRS financial statements and does not reflect the US GAAP captions per the statement of operations.
(5)	Figures may not add as they are rounded independently.

In addition, to facilitate the understanding of the components of operating profit and net operating profit/(loss) per the segment note, the Company has provided a reconciliation for the year ended December 31, 2013 under a separate cover.

Note 26. Geographical and Segment Information, page F-67

7	Please tell us how Management’s Discussion and Analysis of the business reasons for changes between periods in the operating results for each of your reportable segments on pages 140 through 155 utilizes the segment operating results (revenue, expense and profit amounts) presented in your segment footnote. If it does not utilize the amounts presented in Note 26, please tell us how you determined that not discussing these amounts was appropriate and consistent with providing a view of segment operating results through the eyes of management.

Response

The Company acknowledges the Staff’s comment.

The Management’s Discussion and Analysis of the business reasons for changes between periods in the operating results for the Company on pages 140 through 155 of the 2013 Form 20-F utilizes the captions used in the statement of operations as disclosed on page F-3. In terms of specific discussion on revenue, the Company utilizes segment results which agree to Note 26 in the consolidated financial statements, due to no reconciling differences between IFRS and US GAAP. In terms of specific discussion on production costs, the Company utilizes production costs split in operating segments which in total agree to the production costs caption per the statement of operations. Management also discusses non-gaap measures, which are required to be reconciled to a US GAAP caption in the statement of operations (in the Company’s case, the line item production costs). Due to various IFRS/US GAAP reconciling differences, the Company does not utilize the segment report in Note 26 which is presented on a IFRS basis.

While management manages the business on the IFRS segmental results, the Company believes that for a US investor or user of US GAAP financial information, US GAAP figures would be more appropriate disclosure. The Company focuses on an analysis of the operating conditions and performance, with the revenue and production costs per operating segment enhancing the understanding of the consolidated information as presented in the consolidated statement of operations which is prepared on a US GAAP basis. Therefore, Management consider the discussion per US GAAP operating segment to be appropriate.

To facilitate the understanding of the differences between IFRS and US GAAP of the reconciling items per segment, the Company has provided a detailed breakdown of the reconciling items per segment for the year ended December 31, 2013 relating to the statement of operations disclosed in Note 26, page F-73, under a separate cover. In future filings, the Company will bring any material reconciling items between IFRS and US GAAP per segment to the attention of investors in the appropriate section of Item 5: Operating and Financial Review and Prospects of its Form 20-F filings.

Supplemental Information

Pursuant to a request from the Staff, Gold Fields hereby acknowledges (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (iii) it may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*****

Should you or the Staff have any questions or require any additional information, please contact the undersigned at 011 27 11 562 9796 or via e-mail at pauls@goldfields.co.za.

Sincerely

/s/ Paul Schmidt

Paul Schmidt
Chief Financial Officer
Gold Fields Limited

cc:	Rufus Decker, Securities and Exchange Commission Suying Li, Securities and Exchange Commission Taryn Harmse, Gold Fields Limited Thomas B. Shropshire, Jr., Linklaters LLP